Exelon Corporation

August 15, 2022

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Exelon Corporation (the “Company”), Registration Statement on Form S-4, Filed August 3, 2022, File No. 333-266488

On behalf of Exelon Corporation (the “Company”), enclosed for filing via EDGAR with the United States Securities and Exchange Commission (the “Commission”), in response to a comment received by telephone on August 10, 2022 from Staff of the Commission with respect to the above-referenced registration statement on Form S-4 (File No. 333-266488) filed by the Company on August 3, 2022 (the “Registration Statement”), is Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”). Please note that the Amendment consists solely of the facing page, an explanatory note, Part II of the Registration Statement, the signature pages to the Registration Statement and the filed exhibits.

In connection with the foregoing, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the Registration Statement to Patrick Gillard of Ballard Spahr LLP at (215) 864-8536.

Sincerely,

/s/ Elizabeth Hensen

Elizabeth Hensen, Esq.
Assistant General Counsel

cc:	Patrick R. Gillard, Esq.